15026148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 13 2015 REGISTRATIONS BRANCH 17

SEC FILE NUMBER
8- 49475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. H. Hill Securities, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1543 Green Oak Place Suite 100
(No. and Street)

Kingwood (City) TX (State) 77339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tr 4/14

OATH OR AFFIRMATION

I, Dan H. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. H. Hill Securities, LLLP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robbi M. Cole
Commission Expires
09-18-2017
NOTARY PUBLIC STATE OF TEXAS

Signature

President, G.P.
Title

Robbi M. Cole
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. H. HILL SECURITIES, LLLP

AUDITED FINANCIAL STATEMENTS

December 31, 2014 and 2013

--oo0oo--

CONTENTS

--oo0oo--

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
D. H. Hill Securities, LLLP
7821 FM 1960 E
Humble , TX 77346

Report on the Financial Statements

I have audited the accompanying statement of financial condition of D. H. Hill Securities, LLLP as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of D. H. Hill Securities, LLLP management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLLP as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of D. H. Hill Securities, LLLP financial statements. The Net Capital Computation is the responsibility of D. H. Hill Securities, LLLP's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

D. H. HILL SECURITIES, LLLP
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Current assets		
Cash and cash equivalents	$ 184,544	$ 142,904
Investments	40,334	33,472
Commissions receivable, net of allowance	55,433	101,941
Marketing fees receivable, net of allowance	18,925	23,391
Accounts receivable	-	-
CRD deposits	1,321	1,366
Total Current Assets	300,557	303,073
Furniture and equipment, net of accumulated depreciation of $71,761 at December 31, 2014 and 2013	-	-
Total Assets	$ 300,557	$ 303,073
Liabilities		
Accounts payable	$ 500	$ 9,580
Commissions payable	52,254	86,282
Total Liabilities	52,754	95,862
Partners' Capital	247,803	207,211
Total Liabilities and Partners' Capital	$ 300,557	$ 303,073

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Operations
For Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissions	$ 2,353,676	$ 2,948,145
Unrealized gains	7,839	12,455
Other	377,923	258,487
Total Revenues	2,739,438	3,219,087
Expenses		
Commissions	1,786,615	2,178,179
General and administrative	912,231	941,040
Total Expenses	2,698,846	3,119,219
Net Income	$ 40,592	$ 99,868

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Changes in Partners' Capital
For Years Ended December 31, 2014 and 2013

	General Partner's Capital	Limited Partner's Capital	Total Partner's Capital
Balance, January 1, 2013	$ 14,125	$ 93,217	$ 107,343
Net income	1,997	97,863	99,868
Partners' withdrawals	-	-	-
Rounding adjustment	9	-	-
Balance, December 31, 2013	$ 16,131	$ 191,080	$ 207,211
Net income	812	39,780	40,592
Partners' withdrawals	-	-	-
Rounding adjustment	-	-	-
Balance, December 31, 2014	$ 16,943	$ 230,860	$ 247,803

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Cash Flows
For Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities		
Net Income	$ 40,704	$ 99,868
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	0	677
Decrease (increase) in commissions and accounts receivable	45,948	(63,938)
Decrease (increase) in marketing fees receivable	4,466	(17,109)
Decrease (increase) in CRD deposits	44	735
Unrealized gain on securities	(6,863)	(12,455)
(Decrease) increase in accounts payable	(9,080)	926
(Decrease) increase in commissions payable	(33,580)	61,957
Net cash provided by operating activities	41,640	70,661
Net increase in cash	41,640	70,661
Cash and cash equivalents, beginning of year	142,904	72,243
Cash and cash equivalents, end of year	$ 184,544	$ 142,904

Supplemental Disclosures:

	2014	2013
Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ -	$ -

See Independent Auditors' Report and Notes to Financial Statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

D. H. Hill Securities, LLLP (the "Company") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Security Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investment, Ltd., L.L.P. to D. H. Hills Securities, LLP. In 2010 the Partnership filed a Certificate of Amendment to change the name of partnership from D. H. Hill Securities, LLP to D. H. Hill Securities, LLLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Description of Business

The Company, located in Humble, Texas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). D.H. Hill Securities, LLLP will not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable are recorded at the amount the Partnership expects to collect, which approximates fair value. Receivables shall be charged off to bad debt expense and the related allowance for doubtful accounts credited when they are deemed to be uncollectible. As of the balance sheet date, the Partnership has no uncollectible receivables.

Revenue Recognition

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain immaterial reclassifications have been made to prior year balances to conform to the 2013 financial statements presentation.

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns. In general, tax returns are subject to examination by the Internal Revenue Service for a period of three years. Currently, tax years 2011 to 2014 remain open to examination. The Partnership is currentl on all tax filings.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Commissions and Marketing Fees Receivable

Commissions and marketing fees receivable are recorded at net realizable value, which approximates fair value. Specific allowance made for known doubtful accounts. Historically the Partnership has not encountered significant uncollectible receivables. The allowance for doubtful accounts had a zero balance at both December 31, 2014 and 2013.

Liabilities

At both December 31, 2014 and 2013, liabilities consist of payables that are expected to be settled in less than one year.

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

At December 31, 2014, the Company had net capital of $218,225 which exceeded its requirement of $5,000 by $213,225. The Company had a ratio of aggregate indebtedness to net capital of .2566 to 1 at December 31, 2014.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i). The Company will not hold customer funds or safe keep customer securities.

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E – RENT

The rent expense was $11,000.00 in 2014. The amount represented the lease cost for the office space.

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, including employee costs, if the corporation chooses to do so. The Partnership paid $696,630 and $744,313 during the years ended December 31, 2014 and 2013, respectively. These entities are under common control, and the existence of that control could result in operating results or financial position of the Partnership significantly different from what would have resulted if the entities were autonomous.

NOTE G – FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts and commissions receivable. The Partnership maintains its cash with major banks, and all balances are fully insured by the Federal Depositor Insurance Corporation. The terms of these deposits are o demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnership's receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant cred risk existed at December 31, 2014 and 2013. For the year ended December 31, 2014, twenty customers accounted for approximately 24% of revenues, each generating at least one percent of sales commissions.

NOTE H – MARKETABLE SECURITIES

Marketable securities consist of shares of domestic equity securities, with a cost basis of $13,036 at both December 31, 2014 and 2013. Fair value of marketable securities at the end of the periods consists of the following:

Fair valued at January 1, 2013	$ 33,472
Unrealized gain for 2014	6,862
Fair value at December 31, 2014	$ 40,334

NOTE I – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority
To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at January 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2014		
Mutual Funds	$ 0	$ 0
U.S. Equities	40,334.00	40,334.00
Total	$ 40,334.00	$ 40,334.00

The asset of liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used in December 31, 2014.

Domestic equities are valued at the quoted market price of shares held by the Partnership at year end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with the other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at Fair value as of December 31, 2014:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
January 31, 2014		
Mutual Funds	$ 0	$ 0
U.S. Equities	40,334.00	40,334.00
Total	$ 40,334.00	$ 40,334.00

NOTE J – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE K – FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost. Depreciation is provided on the straight –line method over the estimated useful lives on the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred, when property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

At December 31, 2014 and 2013, furniture and equipment consists of the following:

	2014	2013
Machinery and Equipment	$ 37,997	$ 37,997
Furniture and Fixtures	33,764	33,764
Total Property and Equipment	71,761	71,761
Less: Accumulated Depreciation	71,761	71,761
Property and Equipment	$ 0	$ 0

NOTE L – NEW ACCOUNTING PRONOUNCEMENTS

The effects of accounting pronouncements that have been issued but have not yet taken effect are not believed to be material to the financial statements.

NOTE M - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

	2014	2013
Computation of Net Capital:		
Total partners' capital (from Statement of Financial Condition)	$ 247,915	$ 207,211
Total partners' capital qualified for net capital	$ 247,915	$ 207,211
Deductions: (Non-Allowable)		
Property and equipment, net	-	-
Commissions receivable in excess of commissions payable	3,291	15,659
Haircuts on securities pursuant to 15c3-1(f)	7,291	6,642
Other receivables	18,925	23,391
Petty cash	-	-
CRD Cash	1,321	1,366
Net capital	$ 217,087	$ 160,154
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 53,202	$ 95,862
Total aggregate indebtedness	53,202	95,862
Percentage of aggregate indebtedness to net capital	24.51%	59.86%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	3,547	6,391
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	6,391
Excess net capital	212,087	153,763
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2013)		
Net capital, reported in Company's Part II FOCUS Report (unaudited)	218,225	160,334
Audit adjustments:		
Adjustment to petty cash	-	-
Adjustment to haircut on Securities	-	(180)
Net capital per above	$ 218,225	$ 80,352

See Independent Auditors' Report.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

As of December 31, 2014, exemption is claimed pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). D. H. Hill Securities, LLLP will not hold customer funds or safe keep customer securities.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

To the Audit Committee

D.H. Hill Securities, LLLP
7821 FM 1960 E
Suite B
Humble, TX 77346

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) D.H. Hill Securities, LLLP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which D.H. Hill Securities, LLLP. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) D.H. Hill Securities, LLLP. stated that D.H. Hill Securities, LLLP. met the identified exemption provisions throughout the most recent fiscal year without exception. D.H. Hill Securities, LLLP.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.H. Hill Securities, LLLP.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Audit Committee

D.H. Hill Securities, LLLP
7821 FM 1960 E
Suite B
Humble, TX 77346

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by D.H. Hill Securities, LLLP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating D.H. Hill Securities, LLLP, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). D.H. Hill Securities, LLLP's management is responsible for D.H. Hill Securities, LLLP compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $4,034.00.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, D.H. Hill Securities, LLLP had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2015